CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 17)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2005
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)
























CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		2000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				2000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		2000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		7000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				7000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		7000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		119,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 12)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On December 21, 2005 Santa Monica Partners, L.P. transmitted a letter to Mr. Herbert Gareiss and the Board of Directors of Warwick Valley Telephone the ?Issuer. Such letter of
December 21, 2005 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of December 21, 2005: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,000 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 112,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 2,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 119,684 Shares and sole dispositive power over 130,500 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

			Amount 	Price per
Date			Bought	Share		Purchaser
None

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

December 21, 2005 letter from Santa Monica Partners, LP to the Board of Directors of the Issuer.


Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated December 21, 2005


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
Tel: 914.833.0875
Fax: 914.833.1068
Lawrence J. Goldstein, ljgoldstein@bloomberg.net
Joshua M. Eudowe, jeudowe@smplp.com

info@smplp.com

December 21, 2005

Members of the Board of Directors
Fred M. Knipp
Wisner H. Buckbee, Chairman
Robert J. Devalentino,
Herbert Gareiss Jr., President & CEO
Philip S Demarest,
Joseph J. Morrow,
Rafael Collado
Dr. Joseph E. Deluca, and
Ms. Corinna S. Lewis

Warwick Valley Telephone Company
47 Main Street
Warwick, NY  10990

PLEASE CONFIRM TIMELY RECEIPT BY EACH BOARD MEMBER


Dear Herb and Members of the Board of Directors:

We all know that Warwick Valley Telephone (WWVY) has received regular, substantial and increasing cash payments from its passive investment in the Orange County/Poughkeepsie Limited Partnership (OCP) over the past decade, this, of course, is an obvious fact.

Indeed, over the past very many years this passive investment in the OCP has accounted for an ever increasing majority share of WWVY pre-tax income. This year, the OCP payment to WWVY in the first nine months of 2005 thorough September 30, 2005 has already accounted for 140% of WWVY Pre-tax Income. In other words, all of WWVY Income this year has come from the Company?s passive investments, while the actively managed telephone business, which functions under the name of WVT Communications, after may years of declining Income, is now operating in the red and losing a substantial amount of money.

It is, of course, also an obvious fact that the passive investment in the OCP has increased in value and done so substantially over the past decade. We compliment your investment managers on their having had the wisdom and foresight to have made such an incredible investment that has not only grown Net Income very rapidly, but is extraordinarily profitable, with 85% profit margins and 400% return on equity, which, in fact, comprises 98% of total assets. I can find no other passive investment in the world as profitable as the OCP and we take our hats off to you.

Today, the OCP clearly accounts for more than 40% of WWVY total assets. In addition, WWVY also has substantial cash and additional passive investments.

The fact that WWVY holds passive investments that account for more than 40% of WWVY assets is of course as you well know significant because it clearly means the Company has, for some years now, as an Investment Company (IC) rather than a ?C? corporation. It is also very clear that the WWVY management and Board of Directors recognized as long ago as 2002 that the Company was an Investment Company when the following statement was made in the June, 2002 10-Q filed with the SEC.

?Under the Investment Company Act a company can be an "investment company" if more than 40% of its assets consists of "investment securities." Included in the definition of investment securities are the securities of issuers in which the company owns an interest of less than 50%. Although WVTC is the sole owner of several companies, it owns less than a majority interest in Hudson Valley
DataNet, L.L.C., Zefcom, L.L.C. and the Orange County-
Poughkeepsie Partnership. Determining whether more than 40% of WVTC's assets consist of its interests in these less-than-majority-owned companies is difficult, because the Investment Company Act does not fix a clear procedure for calculating their value.[our emphasis]

The amount which WVTC paid for its interest in the OCP
Partnership and the other similar interests as of June 30, 2002 totals only $2,850,000, which is clearly less than 40% of WVTC's assets. However, because the income received by WVTC from the OCP Partnership is substantial, the value of WVTC's interest could be significantly greater than the amount WVTC paid for it. As a result, the value of WVTC's interest in the Partnership and the other similar interests could, by some methods of valuation, exceed 40% of WVTC's assets. Registering as an investment company would impose many duties on WVTC that could not practically be combined with its activities as a telecommunications company, and restructuring its holdings to avoid the 40% limit would also be impractical [however, you have never been able to satisfactorily explain why you believe it would not be practical to do so] for WVTC and, in the view of management, unnecessary to fulfill the purposes of the Investment Company Act. WVTC considers itself to be a telecommunications company and not an investment company, nor does hold itself out as an investment company. By the way, how you think of yourself is not at issue. However, what is an issue is that by actions and deeds and by dint of all profits coming from passive investments and other substantial liquid investments exceeding 40% of WWVY assets the Company is, indeed, an investment company. It will, therefore, apply to the Securities and Exchange Commission (the "SEC") for a determination, under Section 3(b)(2) of the Investment
Company Act, that it is not an investment company because it is primarily engaged in the telecommunications business. The SEC is not required to grant this relief.
WVTC has not determined how it would restructure its holdings of non-majority interests in companies if relief were not granted.?

However, as you will recall after applying to the SEC for this relief, i.e. requesting WWVY not be ruled an IC. WWVY strangely, and without any explanation, withdrew its application saying in an 8-K filing on February 3, 2003 ?After consultation with the staff of the Securities Exchange Commission, Warwick Valley Telephone Company has withdrawn as unnecessary its Application for Order of Exemption Pursuant to Section 3(b)(2) of the Investment Company Act of 1940 as Amended.?

The SEC then in turn responded to WWVY saying that it did not say the Application for Order of Exemption Pursuant to
Section 3(b)(2) of the Investment Company Act of 1940 as Amended was unnecessary. Rather the SEC letter admonished you by saying only that the SEC did not even review the materials WWVY submitted and has therefore made no determination and that WWVY should not make any conclusion.

Well guess what? In the 10-K/A for 2004 filed in very tardy fashion last month on November 16, 2005 the matter of WWVY being an IC was once again brought up by WWVY.

It appears as though the members of Management and the Board all have guilty consciences for not registering as an Investment Company for this is what was stated in the recently released
10-K.

?Although O-P (OCP) is an important component of the Company's revenues and value, the Company continues to believe that the Company is primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities and is therefore not required to register as an investment company under the Investment Company Act of 1940. However, changes in circumstances, for example in the valuations of its assets and businesses, including OCP, or its effectiveness in developing new services and businesses or maintaining existing activities, could result in the possibility that the Company might need to restructure its assets or activities in order to remain in compliance with the Investment Company Act of 1940.?

?Indeed? as you well know changes in the valuations of WWVY assets and businesses, including the OCP have occurred. In December 2002, WWVY filed an Amendment No. 2 To Application For Order Of Exemption (as an IC) and stated therein that the fair value of its assets was as follows:

	WVTC (with subsidiaries)	$91,000,000
	OCP	$22,500.000
	ZefCom	$2,000.000
	HVDN	$1,000,000

It is obvious that since WVTC has experienced a decline in is operating income every year since the December 2002 filing and finally has in fact gone into the red this year, has had flat or declining revenues and experienced a loss of customers, that the assets of WVTC today are worth substantially less than it was three years ago.

By the same token, since the revenues and Net Income of OCP have grown dramatically since the filing in December 2002, the OCP is certainly worth considerably more. Reasonable men and evaluators may differ on the exact valuations of each but no one will conclude differently on the direction value has taken for each ? down sharply for WVTC and up strongly for OCP.

No matter whom the evaluator, one will find it impossible not to conclude that OCP today accounts for more than 40% of WWVY assets. We would conclude OCP value is well over a majority of the combined asset value with cash and other investments.

We are curious to know if you read the following:

Milwaukee Journal Sentinel: National Presto ordered to register as Investment Company, Presto gets permanent injunction Judge's order bans company from interstate commerce

By DORIS HAJEWSKI - December 14, 2005

A federal judge has issued a permanent injunction that forbids National Presto Industries Inc. (stock: NPK) from engaging in interstate commerce and orders the Eau Claire manufacturing company to register as an investment company.

The order from Judge Charles R. Norgle in Chicago follows a ruling against Presto in late October in a lawsuit brought by the U.S. Securities and Exchange Commission that alleged that Presto is an investment company because of its large cash holdings.

In a summary judgment, Norgle ruled that Presto was subject to SEC regulations for investment companies because it had more than 40% of its assets in cash and marketable securities.

Despite the injunction, which was issued Friday, Presto continues to operate its three divisions, which make small appliances, adult diapers and ammunition.

"It would be a fantastic hardship if we had to send 500 people home," said James Bartl, senior vice president and secretary.

Presto, with annual sales of $159 million in 2004, finds itself on the receiving end of the unusual court order after 15 years of criticism from shareholders and analysts for sitting on a huge stash of cash that at one time totaled more than $225 million. The money was accumulated during the 1970s and 1980s from the sale of subsidiaries.

Critics said Presto should use the cash to invest in businesses that could boost earnings. But the Cohen family, which controls the company with voting stock, said they were holding out for a good bargain on an acquisition.

Presto's attorneys on Tuesday filed a notice of appeal of Norgle's decision, Bartl said. The company also intends to file for a stay of the injunction, he said.

Presto redirected some of its investments from variable rate dividend notes to money market funds after the October ruling to comply with the Investment Company Act of 1940 so that Presto could avoid registering, Bartl said. At the end of the second quarter, Presto's cash and marketable securities stood at $156 million.

Presto is trying to get a clarification of the injunction from the SEC, Bartl said.

Norgle's order forbids all company officers and employees from using mail or any other interstate commerce method to sell or buy securities; from controlling any investment company that buys or sells securities across state lines; and from engaging in any interstate commerce or business.

The SEC filed its action in 2002 after a critical review of Presto's business practices by a forum of the New York Society of Security Analysts and a shareholder lawsuit that accused Presto of violating the Investment Act by holding too much cash. Presto attracted the attention of the New York analysts because institutional investors, who were required to buy Presto shares as an index fund investment, were frustrated by the poor return and became vocal critics.

Gary Lutin, a New York investment banker who headed the analysts' forum, said Norgle's decision made it clear that evasion of securities regulations would not be tolerated.

"An injunction like this, applicable to the company as well as the individuals responsible for its conduct, sends a pretty blunt message to people who play games with the rules," Lutin said.

The SEC suit against Presto was the first action of its kind filed by the commission since the 1980s.

"The entire case is rare," said Peter Chan, assistant regional director for the SEC.

Presto's stock closed Wednesday at $43.78, up 18 cents and has since move higher to 44.39 at the close on Dec 15.

A word to the wise. Register as an IC or restructure into two separate entities or else beware the consequents that the NPK decision made clear - that evasion of securities regulations would not be tolerated and there could be severe consequences to a Board and a Management which violate the rules. We are deeply concerned that the WWVY Board, by ignoring the fact that the Company is an IC in hopes the issue will just go away, may be on the verge of making a disastrous no-decision that will prevent the company from enhancing its already diminished value. The real risk is that by not selling WWVY now or registering as an IC or not separating the operating telephone business from the passive investments is short sighted and may preclude any consideration of a broader set of alternatives.

Once again, we want to make clear we are not opposed to the Board using its business judgment to enter into a value enhancing transaction so long as you do not stand by and destroy or impede Warwick's flexibility to unlock shareholder value in the near and long term. However, we want this letter to serve as notice to Warwick's Directors that if you unanimously continue to do nothing, violate the Investment Company Act, allow the good money earned from the passive investments to be ploughed back into the capital intensive and now money losing POTS and not effect a transaction that is value enhancing, shareholders will seek to hold directors responsible.

We believe that shareholders need full disclosure and facts and answers to questions regarding the Company, not more spin from management about what a ?good job? management has done while the Board secretly dismisses proposals to increase shareholder value with no explanation whatever of its reasoning.

At the annual meeting and in the 8K release made on November 17, President and CEO Herb Gareiss concluded by saying ?WVT strives to remain a solid investment for its shareholders.? Obviously you either don?t care about the stock price or in ostrich fashion choose to ignore what has been happening to the price of WWVY stock or you live somewhere in Alice in Wonderland where you are blind to the fact that the stock price was $34 two years ago, $25 two months ago, $23 at the close of the annual meeting and broke down to the current $19 price range two weeks ago. It appears to be no coincidence that when we asked ?do you care about the stock price?? you have responded only with deafening silence.

Coupled with the value destruction, a lack of any value enhancement moves being made violating the Investment Company
Act of 1940 must not also be tolerated. None of this must be allowed go on too much longer.

As the ?loyal shareholder?s? we are (and you labeled us) we look forward to shareholders hearing from you promptly.

We continue to be willing to meet with you in a give and take session or else it is time you provide shareholders with a thoughtful set of answers to the IC matter, the observations herein and the questions posed in our previous letter. We look forward to your prompt response.


Warmly,


Lawrence J. Goldstein

Cc: Securities and Exchange Commission


CERTIFED MAIL: 7001 0320 0000 8924 2772


Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: December 21, 2005

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: December 21, 2005

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: December 21, 2005

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President